Mercedes-Benz Auto Lease Trust 2021-B
Investor Report

Amounts in USD

Dates

Collection Period No.	17			
Collection Period (from... to)	1-Oct-2022	31-Oct-2022		
Determination Date	10-Nov-2022			
Record Date	14-Nov-2022			
Payment Date	15-Nov-2022			
Interest Period of the Class A-1 Notes (from... to)	17-Oct-2022	15-Nov-2022	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 11/15/202	15-Oct-2022	15-Nov-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	264,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	452,600,000.00	116,482,814.44	86,675,059.70	29,807,754.74	65.858937	0.191505
Class A-3 Notes	452,600,000.00	452,600,000.00	452,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	120,120,000.00	120,120,000.00	120,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,289,920,000.00**	**689,202,814.44**	**659,395,059.70**	**29,807,754.74**		
Overcollateralization	180,079,530.12	180,074,942.44	180,074,942.44			
Total Securitization Value	**1,469,999,530.12**	**869,277,756.88**	**839,470,002.14**			
present value of lease payments	683,921,034.56	273,787,045.49	254,607,078.25			
present value of Base Residual Value	786,078,495.56	595,490,711.39	584,862,923.89			

	Amount	Percentage
Initial Overcollateralization Amount	180,079,530.12	12.25%
Target Overcollateralization Amount	180,074,942.44	12.25%
Current Overcollateralization Amount	180,074,942.44	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.220000%	21,355.18	0.047183	29,829,109.92	65.906120
Class A-3 Notes	0.400000%	150,866.67	0.333333	150,866.67	0.333333
Class A-4 Notes	0.510000%	51,051.00	0.425000	51,051.00	0.425000
Total		**223,272.85**		**$30,031,027.59**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,396,499,553.61	795,777,780.37	765,970,025.63

Available 2021-B Collections

Lease Payments Received	17,967,152.00
Net Sales Proceeds-early terminations (incl Defaulted Leases)	12,510,303.71
Net Sales Proceeds-scheduled terminations	6,875,441.11
Excess wear and tear included in Net Sales Proceeds	6,796.32
Excess mileage included in Net Sales Proceeds	9,587.97
Subtotal	37,352,896.82
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	85,351.89
Total Available Collections	**37,438,248.71**

Distribution on the Exchange Note

(1) Total Servicing Fee	724,398.13
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.52%)	344,837.04
(3) Exchange Note Principal Distributable Amount	29,807,754.74
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	6,561,258.80
Total Distribution	**37,438,248.71**

Available Funds ABS Notes

Total Exchange Note Payments	30,152,591.78
Reserve Account Draw Amount	0.00
Total Available Funds	**30,152,591.78**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	223,272.85
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	29,807,754.74
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	121,564.19
Total Distribution	**30,152,591.78**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	724,398.13	724,398.13	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	223,272.85	223,272.85	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	21,355.18	21,355.18	0.00
thereof on Class A-3 Notes	150,866.67	150,866.67	0.00
thereof on Class A-4 Notes	51,051.00	51,051.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	223,272.85	223,272.85	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	29,807,754.74	29,807,754.74	0.00
Principal Distribution Amount	29,807,754.74	29,807,754.74	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,674,998.83
Reserve Fund Amount - Beginning Balance	3,674,998.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,275.89
minus Net Investment Earnings	8,275.89
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,674,998.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,275.89
Net Investment Earnings on the Exchange Note	
Collection Account	77,076.00
Investment Earnings for the Collection Period	85,351.89

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,469,999,530.12	32,998
Securitization Value beginning of Collection Period	869,277,756.88	23,429
Principal portion of lease payments	13,246,193.47	
Terminations- Early	9,617,880.65	
Terminations- Scheduled	5,836,132.43	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,107,548.19	
Securitization Value end of Collection Period	839,470,002.14	22,921

Pool Factor	57.11%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.58%	6.56%
Weighted Average Remaining Term (months)	29.51	16.13
Weighted Average Seasoning (months)	11.34	25.06
Aggregate Base Residual Value	917,070,196.49	634,543,540.56
Cumulative Turn-in Ratio		15.99%
Proportion of base prepayment assumption realized life to date		84.14%
Actual lifetime prepayment speed		0.74%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	835,039,819.80	22,812	99.47%
31-60 Days Delinquent	2,949,487.97	78	0.35%
61-90 Days Delinquent	1,229,126.89	27	0.15%
91-120 Days Delinquent	251,567.48	4	0.03%
Total	839,470,002.14	22,921	100.00%

Delinquency Trigger			**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.176%
Delinquency Trigger occurred			No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	991,601.28	28	22,058,422.72	546
Liquidation Proceeds	938,509.87		19,457,101.54	
Recoveries	410,143.99		2,958,611.09	
Principal Net Credit Loss / (Gain)	(357,052.58)		(357,289.91)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.501)%
Prior Collection Period	0.380 %
Second Prior Collection Period	(0.417%)
Third Prior Collection Period	0.091 %
Four Month Average	(0.112)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.024)%

Average Net Credit Loss / (Gain)   (654.38)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	15,569,959.99	480	326,196,464.93	9,529
Sales Proceeds and Other Payments Received	18,073,037.31		378,711,561.42	
Residual Loss / (Gain)	(2,503,077.32)		(52,515,096.49)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(3.516)%
Prior Collection Period	(3.506%)
Second Prior Collection Period	(3.527%)
Third Prior Collection Period	(2.922%)
Four Month Average	(3.368)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (3.572)%

Average Residual Loss / (Gain)   (5,511.08)